Schering and Philips team up in new field of optical imaging for the prevention and treatment of breast cancer

- Partners collaborate to develop contrast agents and medical equipment for the emerging optical imaging market

- First development project - focused on mammography - in Phase I clinical trials

Berlin, November 28, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) and Royal Philips Electronics (NYSE: PHG, AEX: PHI) announced today the formation of an alliance to research, develop and commercialize medical equipment and associated contrast agents for optical imaging. As part of their collaboration, the companies will have the option to expand the alliance to cover other imaging technologies and contrast agents, where synergies between the partners are expected, and will also explore the emerging field of molecular imaging. Schering and Philips have agreed to split equally all research and development costs as well as all future revenues from the contrast agents, medical equipment and related services related to this alliance. Financial details of the alliance were not disclosed.

Optical imaging is an emerging imaging technology with the potential to offer new approaches in the prevention and treatment of breast cancer as well as other diseases. Optical imaging uses lasers to illuminate superficial tissue - such as breast tissue. By combining this technology with an optical dye, tumors might be targeted more precisely. Due to its high resolution and sensitivity, optical imaging is expected to offer breast cancer patients a less aggressive, more patient-friendly follow-up examination. Today, such patients may need to undergo the invasive procedure of a biopsy in cases where traditional exams produce inconclusive results.

"Schering is highly committed to drive innovation in the field of optical imaging," said Dr. Karin Dorrepaal, member of the executive board of Schering AG, responsible for Diagnostic Imaging. "We are looking forward to combining our expertise in the field of optical imaging agents with Philips' strong capabilities in medical imaging and established track record in developing leading edge diagnostic imaging. This will create strong synergies to drive progress in areas of high unmet medical need such as the early and precise diagnosis of breast cancer."

"We are very excited to team up with a leader in the contrast agent industry. Schering has strong capabilities in pharmaceutical R&D, and is clearly out in front in the new field of contrast agents for optical imaging. We also believe this collaboration builds on Philips' patient focus of coming out with advanced, patient-friendly approaches to preventing and treating serious diseases like breast cancer," explained Jouko Karvinen, CEO of Philips Medical Systems.

The alliance's first development project will combine an optical dye called omocianine (SF-64) from Schering for the diagnosis of breast cancer, currently in Phase I trials, with an enhanced mammography device developed by Philips. The companies will also explore the emerging field of molecular imaging, looking at how to develop dyes that can potentially target breast tumors at the molecular level. Philips and Schering believe the alliance announced today will put them in a leading position in the emerging optical imaging market.

It is estimated that once products are commercialized, the market for optical imaging contrast agents and equipment will see average annual growth rates of over 20%.

According to health services company Imaginis Corporation, breast cancer is the second leading cause of cancer deaths in women today (after lung cancer). The World Health Organization estimates that more than 1.2 million people around the world will be diagnosed with breast cancer this year, with the number of deaths among women expected to exceed 40,000 in the United States alone. Death rates from breast cancer did decline significantly between 1992 and 1996, according to the American Cancer Society, and medical experts attribute the decline to earlier detection and more effective treatments.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products, Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work
Find additional information at: www.schering.de/eng

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world's biggest electronics companies and Europe's largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,100 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions.
News from Philips is located at www.philips.com/newscenter

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma Communication: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the U.S.:
Media Relations: Heather Levis, T:+1-973-305 5313 heather_levis@berlex.com Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Your contact at Philips:
Philips Corporate Communications, Jayson Otke, Tel: +31 20 59 77 215, jayson.otke@philips.com